July 17, 2009

VIA EXPRESS DELIVERY, EDGAR AND FACSIMILE

Ms. Nudrat Salik

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Invesco Ltd.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

DEFINITIVE PROXY STATEMENT FILED APRIL 8, 2009

FILE NUMBER: 1-13908

Dear Ms. Salik:

This letter sets forth the responses of Invesco Ltd. (“Invesco” or the “Company”) to your comment letter, dated July 2, 2009, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 27, 2009, the Form 10-Q for the period ended March 31, 2009 (the “Form 10-Q”) of the Company filed with the Commission on May 8, 2009, and the definitive proxy statement (the “Proxy Statement”) of the Company filed with the Commission on April 8, 2009.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding its Form 10-K, Form 10-Q and Proxy Statement. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 17, 2009

Ms. Nudrat Salik

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment and will include substantially similar additional disclosures or other revisions in our future filings, including interim filings, where appropriate.

Critical Accounting Policies and Estimates, page 47

Goodwill, page 50, Prior Comment 3

2.

We note your response to comment three in our letter dated May 28, 2009. In your 2007 annual analysis of goodwill, you discounted your expected cash flows using your internal weighted average cost of capital. In your 2008 analyses, you discounted your expected cash flows using the weighted average cost of capital for certain self-selected companies in your industry. This change resulted in using a lower discount rate in your 2008 annual test than had you used your own weighted average cost of capital. If you had used your own weighted average cost of capital in the October 31, 2008 analysis, the resulting valuation of your sole reporting unit would be below its carrying value.

Please help us further understand your basis for changing the discount rate used in your goodwill impairment analyses from your internal weighted average cost of capital to the weighted average cost of capital for companies in your industry. In this regard, please address the following:

•

As you note in your response, paragraph 23 of SFAS 142 states that the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Please further advise us about why you believe that market participants would use a weighted average cost of capital for companies in your industry rather than your specific weighted average cost of capital. Explain to us why your weighted average cost of capital would not better portray the risk inherent in your expected cash flows as discussed in paragraph B13 of SFAS 157;

•

Please tell us what consideration you gave to each of the general principles of present value techniques listed in paragraph B3 of SFAS 157. For example, you should tell us what consideration you gave to paragraph B3(b) of SFAS 157 which states that cash flows and discount rates should only consider the factors attributed to the asset or liability being measured;

July 17, 2009

Ms. Nudrat Salik

•

Paragraph A25(e) of SFAS 157 discusses Level 3 inputs related to reporting units. This paragraph notes that a Level 3 input would include a financial forecast developed using the reporting entity’s own data if there is no information reasonably available without undue cost and effort that indicates that market participants would use different assumptions. Tell us why you believe market participants would use different assumptions, and what consideration you gave to this paragraph in determining the appropriate discount rate;

•	Tell us by how much the carrying value would have exceeded the valuation at October 31, 2008 had you used your prior assumptions;
•	Explain to us your views concerning why your weighted average cost of capital exceeds your self-selected industry peer group; and
•

Please be clear as to how you selected the peer companies. What were the parameters used? Please be specific. For example, why did you include these companies and no others? Did all included companies meet a set of criteria, which no other companies met? Please tell us the weighted average cost of capital of each peer company. You may avoid specific identification by using letters or numbers rather than names. If you were to remove the single peer company from your analysis which would have the most adverse impact on your calculated industry weighted average cost of capital (i.e. increase it the most), what would that resulting weighted average cost of capital be?

Response to Comment 2

Historically, because our goodwill impairment analysis yielded a large cushion between the fair value and carrying value of our reporting unit, we did not perform an exhaustive analysis of each key assumption. For example, in our October 1, 2007, goodwill impairment test, the impact of a 5% increase in the discount rate would not have resulted in the carrying amount of our reporting unit being less than its fair value. During 2008, as business conditions changed and as we were implementing the fair value measurement principles of SFAS 157, we began a process of more fully considering the calculation of our key assumptions. At this point, we engaged a third party to assist us in our discounted cash flow modeling, which led to additional considerations forming part of our analysis.

July 17, 2009

Ms. Nudrat Salik

We believe that the use of an industry-based weighted average cost of capital (“WACC”) in our reporting unit fair value calculation is consistent with general valuation practice and what we believe a market participant would use in measuring the fair value of the reporting unit, as transactions within the investment management industry are typically conducted between members of the investment management industry. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. SFAS 157 requires that we use an exit price as the fair value of our reporting unit, which is consistent with the approach we have taken in terms of assessing the return a market participant would require in a hypothetical transaction of the reporting unit. The WACC should be representative of the rate of return a buyer would require in a hypothetical transaction; therefore, the consideration of other industry participants’ capital structures in the WACC estimate is appropriate. Assuming an efficient market, the industry WACC reflects an optimal capital structure that a buyer would consider in a hypothetical transaction of the reporting unit. Our response below addresses each of the Staff’s bulleted considerations in turn:

WACC – risk inherent in our expected cash flows

Paragraph B13 of SFAS 157 discusses the two components of risk – systematic (nondiversifiable) risk, or general market risk, and unsystematic (diversifiable) risk, the risk specific to an asset or liability. The industry WACC we used captures systematic risk via key inputs of the Capital Asset Pricing Model such as risk free rate, equity risk premium and beta.

We considered whether it was appropriate to make any adjustments to the average industry WACC calculation for unsystematic risk. Elements representative of unsystematic risk include both company-specific risk and a company size premium.

A company-specific risk adjustment intends to compensate investors for risk that cannot be diversified away and to account for company-specific factors affecting its competitive position in the industry or other risk factors specific to the projections. Factors that could influence the company-specific risk premium include business risk factors (forecast risk, management strength and depth, product line diversity, customer/supplier mix and reliance, among others). We considered these factors and determined that no company-specific risk adjustment was necessary, as key growth and profitability metrics of the reporting unit projections were observed to be consistent with available industry market participant data.

We considered our Company's size relative to the market as a whole and concluded that Invesco’s market capitalization was within the range of the other investment managers. As a result, there was no compelling justification to make an adjustment for company size premium.

July 17, 2009

Ms. Nudrat Salik

General principles of present value techniques

We considered each of the general principles of present value techniques listed in paragraph B3 of SFAS 157. The “asset” being valued in our goodwill impairment reporting unit fair value analysis is our business. Applying the general principles of present value techniques to the valuation of a business indicates that we need to contemplate market participant factors in applying the appropriate discount rate and apply that discount rate to the business’s cash flows. The industry WACC that we used was consistent with the underlying economic factors of our business, as it was reflective of our industry and what a market participant would expect for an investment in a company within our industry. Additionally, it was a U.S. dollar-based discount rate, which is consistent with our U.S. dollar-based forecasts.

Financial forecast assumptions

In a hypothetical business combination transaction in which the Company were being analyzed for acquisition by a third party, the third party would begin with the Company’s own financial forecasts and then make adjustments for the synergies or efficiencies that would be created upon the combination of the businesses. We did not make any adjustments to our internal financial forecasts when modeling the fair value of our reporting unit in our 2008 goodwill impairment tests, because we believe that our financial projections reflect those that are consistent with those that a market participant would use, and therefore it would not be appropriate to adjust for other factors that would be unique in the specific circumstances of a specific transaction.

Additionally, any estimates we would have made for a third party’s assumptions would have not been based upon reliable facts. It was therefore not practicable to create such assumptions, and we used our own forecasted data. We consulted various analysts’ reports and commentary on our Company, which we consider to be a good proxy for market assumptions about our Company’s results of operations and forecasts, and we noted that the assumptions used by analysts were generally consistent with our internal forecasts.

With respect to the WACC input assumption, enough market observable information was readily available for us (and a market participant) to create an industry-based WACC calculation, as further described below under the “Industry WACC Composition” section of this response.

October 31, 2008, excess carrying value

For purposes of responding to the Staff’s comment, we calculated our October 31, 2008, goodwill impairment test using our Company’s WACC of 14.87%. The carrying value of our reporting unit would have exceeded its fair value by $801.8 million had this discount rate been used. As discussed above, we believe the use of an industry WACC is considered a best practice and is consistent with the fair value principles of SFAS 157. It is also consistent with the approach we took when we performed our October 1, 2008, and March 31, 2009, goodwill impairment analyses where the fair value of our reporting unit was in excess of its carrying value.

July 17, 2009

Ms. Nudrat Salik

Company WACC exceeding industry WACC

The most significant factor that caused our WACC to exceed the industry WACC is that we have a smaller relative debt component of our capital structure than other companies in our industry, which increases our cost of capital relative to other investment managers. A hypothetical buyer would look at the optimal or long-term capital structure of the reporting unit as opposed to the capital structure at a point in time. Our optimal or long-term capital structure has a higher debt component and a lower equity component, which is consistent with our peer group.

Industry WACC Composition

As indicated in our response to comment 3 in our letter dated June 19, 2009, the peer companies included in our industry WACC calculation are Franklin Resources, Inc., Janus Capital Group, Inc., T. Rowe Price Group, Inc., Legg Mason, Inc., Eaton Vance Corp., and BlackRock, Inc. We regularly review these companies for various other analyses, as they are a standard industry peer group for benchmarking purposes. These firms are most similar to our Company in several ways, including market capitalization, and assets under management size and composition by asset class, geography or channel. Additionally, these companies follow a similar business structure – they are independent, integrated investment managers, as is our Company. While not all of these companies match Invesco in each of these factors, the selected companies were the most similar to us in terms of risk and expected growth, and they provide a representative sample of the entire investment management industry.

There are several other investment managers that could have been included in our industry WACC calculation, such as AllianceBernstein, Calamos Asset Management, Inc., Waddell & Reed Financial, Inc., Affiliated Managers Group and Federated Investors, Inc. We did not include these companies in the industry calculation because of key differentiating factors, including in some cases significantly different legal structures (partnership), different investment mandates or asset classes, and different business models. If we had included these firms in our industry WACC calculation, the industry WACC would have decreased from the 13.61% that we used to 13.46%. This change is driven by this group’s higher weighting of debt in their capital structures, offset by lower tax rates and higher betas.

The individual WACCs for the peer groups from which we calculated our industry WACC include the following percentages (in descending order): 15.97%, 14.93%, 14.10%, 13.96%, 13.40%, and 8.50%. If we were to remove the single peer from our analysis which would have had the most adverse impact on our calculated industry WACC (the 8.50% WACC), the resulting industry WACC would have been 14.73%.

July 17, 2009

Ms. Nudrat Salik

For the reasons outlined above, we believe that the industry WACC we used comprises a representative group of investment managers. The use of an industry WACC in our reporting unit fair value calculation is consistent with general valuation practice and a market participant’s view of our Company, in addition to being in compliance with the general principles of fair value measurement in SFAS 157.

3.

We note your response to comments eight and nine in our letter dated May 28, 2009. We note that there is no net impact to your income statement from consolidation and/or deconsolidation of these investment products. Please consider disclosing the gross impact of consolidation and deconsolidation on significant income statement line items, which could include total operating revenues, total operating expenses, and total operating income.

Response to Comment 3

We believe that illustrating the gross impact of consolidation and deconsolidation on significant income statement line items is not meaningful as separate disclosure from our current consolidating statements of income included in our Consolidated Investment Products footnote in Note 17 of our Form 10-K, beginning on page 92. Our current tables include the post-consolidation impact of a newly-consolidated investment product from the consolidation date through the end of the reporting period and the pre-deconsolidation impact of deconsolidated investment products from the beginning of the period to the date of deconsolidation. To date, the gross impact on total operating revenues, total operating expenses, and total operating income of consolidated investment products has not been material.

In future filings, we will disclose the gross impact of consolidation and deconsolidation on total operating revenues, total operating expenses, and total operating income should these amounts become material.

4.

You state that as part of the April 1, 2007 series of amendments you changed the basis of consolidation of $610.5 million in net assets of consolidated investment products to EITF 04-5 from FIN 46(R). Please clarify how these amounts are reflected in the table included in your proposed disclosure. Please also clarify what the amounts included in the deconsolidated under EITF 04-5 column relate to.

Response to Comment 4

In our response to comment 8 in our letter dated June 19, 2009, we did not include the impact of the $610.5 million in net assets of consolidated investment products for which the basis of consolidation changed, as we were illustrating only those consolidations and deconsolidations that had a net impact to our balance sheet. We do not believe that including the gross impact of changes in the basis of consolidation in our proposed table is useful to the reader; however, we will add a footnote to the table that clearly explains the exclusion of these amounts, as follows:

July 17, 2009

Ms. Nudrat Salik

$ in millions	Amounts consolidated under FIN 46(R)	Amounts consolidated under EITF 04-5*	Amounts deconsolidated under FIN 46(R)*	Amounts deconsolidated under EITF 04-5
As of December 31, 2008
Current assets	—	5.4	0.4	2.4
Non-current assets	—	142.8	—	398.0
Total assets	—	148.2	0.4	400.4
Current liabilities		—	—	—
Non-current liabilities	—	0.1	—	136.2
Total liabilities	—	0.1	—	136.2
Equity attributable to noncontrolling interests in consolidated entities	—	146.6	—	256.1
Equity attributable to common shareholders	—	1.5	0.4	8.1
Total liabilities and equity	—	148.2	0.4	400.4

__________

* The company changed the basis of consolidation of $610.5 million in net assets of consolidated investment products and the related minority interest of $600.5 million effective April 1, 2008, from FIN 46(R) to EITF 04-5. This change did not impact our Consolidated Financial Statements, as the amounts were already being consolidated.

The amounts included in the deconsolidated under EITF 04-5 column relate to certain real estate partnerships whose agreements were amended to include substantive liquidation rights, which we disclosed on page 96 of our Form 10-K, as follows:

As a result of amendments made to limited partnership agreements of certain real estate partnerships, the company determined that it no longer controlled certain real estate partnerships under EITF 04-5. Accordingly, investments of consolidated investment products of $398.0 million, borrowings of consolidated investment products of $136.2 million, and the related minority interest balance of $256.1 million, were deconsolidated effective April 1, 2008.

Form 10-Q for the Period Ended March 31, 2009

General

5.	Please address the above comments in your interim filings as well.

Response to Comment 5

We will address the above comments in our interim filings, where appropriate.

July 17, 2009

Ms. Nudrat Salik

Liquidity and Capital Resources, page 39

6.

You entered into a three-year unsecured $500 million revolving credit facility agreement on June 9, 2009, which replaced the existing $900 million amended and restated five year credit agreement scheduled to expire on March 31, 2010. Given that this appears to be a significant change in one of your primary sources of cash, please discuss the impact on your liquidity and capital resources of the reduction in the amount available to you. Please also advise how you determined that your sources of cash will continue to be sufficient to meet your needs including whether alternative sources of cash are available.

Response to Comment 6

On June 9, 2009, we replaced our existing $900 million credit facility, which was never fully utilized, with a $500 million credit facility, the amount of which was based upon our past and projected working capital needs; however, we are able to increase the new credit facility to $750 million. Additionally, on May 26, 2009, we issued 32.9 million common shares in a public offering that produced gross proceeds of $460 million. These two transactions confirmed our ability to access the capital markets in a timely manner. As such, we believe that our capital structure, together with available cash balances, cash flows from operations, borrowings under our credit facility, proceeds from the public offering of our shares and further capital market activities, if necessary, should provide us with sufficient resources to meet present and future cash needs.

We will include disclosures that are substantially similar to the above description in our Form 10-Q for the three months ended June 30, 2009.

Definitive Proxy Statement filed April 8, 2009

Executive Compensation, page 20

Compensation Discussion and Analysis, page 20

Award Maximums for the Named Executive Officers, page 23

7.

We note your response to comment two in our letter dated April 30, 2009. With a view toward future disclosure, please tell us how your compensation committee determined the percentage award maximums for each executive officer, focusing on how the committee differentiated between the officers, since your disclosure implies that each officer did not receive the same percentage. In this regard, we note your disclosure that PCBOI was the “determining performance-based measure in establishing award maximums for [your] executive officers.” In addition, with a view toward future disclosure, please tell us the maximum and adjusted award percentages for each officer and discuss in greater detail and on an officer-by-officer basis the “qualitative

July 17, 2009

Ms. Nudrat Salik

assessment of each executive officer’s performance” in which the committee engaged in order to determine the amount of the discretionary reduction made to the award maximum for each officer.

Response to Comment 7

As described in the Proxy Statement on page 22, the committee establishes award maximums (expressed as a percentage of PCBOI) under Invesco’s Executive Incentive Bonus Plan in order to qualify for the “performance-based” exclusion from the deductibility limit imposed by Section 162(m) of the Internal Revenue Code. These maximums (which are required to secure the tax deduction) are set at levels which allow the committee room to exercise its “negative discretion” to arrive at an actual award amount based on the committee’s non-formulaic, qualitative assessment of the Company’s and the individual executive officer’s performance during the year in question.

For 2008 compensation, the committee determined the award maximums for each executive officer in a three-step process. First, the committee reviewed prior-year compensation levels for each executive officer in light of Invesco’s actual 2007 PCBOI and derived a preliminary maximum award level based on the Company’s expected 2008 PCBOI. Second, the committee reviewed market data concerning industry comparative compensation levels and adjusted the above preliminary maximums to ensure that they were generally in line with total compensation ranges available at comparable financial service companies. Finally, the committee reviewed internal comparisons for job roles and further adjusted the preliminary amounts based on such comparisons to arrive at an award maximum for each executive officer.

Three levels of award maximums were established for our named executive officers by means of the process described above: one for senior managing directors with responsibility for staff functions, a second for senior managing directors with responsibility for a business component, and a third for the chief executive officer. For 2008, the maximum award values (based on 2008 actual PCBOI) were: (i) senior managing director with a staff function: $5,225,000, (ii) senior managing director with a business component function: $7,800,000, and (iii) chief executive officer: $23,500,000.

The factors considered by the committee in determining the final awards for our chief executive officer, Mr. Flanagan, including accomplishments relating to strategic and financial performance, are described in detail on page 24 of the Proxy Statement. As indicated in that discussion, despite such accomplishments, the committee determined that it was appropriate to reflect in Mr. Flanagan’s compensation the decline in the Company's financial results primarily caused by reductions in our assets under management resulting from general securities market forces. The committee thus decreased the cash bonus and share awards for Mr. Flanagan from 2007 levels and determined an actual award value totaling $7,610,000, which was well below the established 2008 award maximum of $23,500,000.

July 17, 2009

Ms. Nudrat Salik

With respect to awards for other executive officers, including our named executive officers, the compensation committee determined base salary, cash bonus and share awards based on the Company’s overall performance for 2008, as well as a qualitative assessment of each executive officer’s performance during the year. As described on page 24 of the Proxy Statement, the qualitative assessment took into account such factors as the scope of each individual’s responsibilities and the potential impact of his role on the financial performance of the Company, the degree to which the executive officer demonstrated a client-focused mindset, the performance of the individual’s area of responsibility, the individual’s performance as a manager, his development of employees, and his performance as a leader of change in the assigned business area. While all executive officers’ incentive awards were affected to some degree by the Company’s financial results, there was no set percentage reduction from the maximum award level to reflect this factor.

As noted above, the 2008 maximum award value for senior managing directors of a business component, including Messrs. Armour, Lo, Taylor, and Yerbury, was $7,800,000. Mr. Armour was awarded $4,350,000 in cash bonus and share awards to reflect the scope of his role as senior managing director of the Invesco Worldwide Institutional component, his leadership and his client-focused management while navigating the Company through the market turmoil of 2008. Mr. Lo was awarded $2,560,000 in cash bonus and share awards in order to recognize his continued leadership of the Invesco Asia Pacific component, an area that the committee believes is strategically important for the Company. Mr. Taylor was awarded $3,900,000 in cash bonus and share awards in order to recognize the scope of his responsibilities and leadership in the Invesco North America Retail component, particularly the improvements in investment performance of products managed by the Invesco Aim Investment Center, which is the strongest it has been in a decade. Mr. Yerbury was awarded $3,659,726 in cash bonus and share awards in order to recognize his strong leadership of the Invesco Perpetual component in 2008.

As noted above, the 2008 maximum award value for a senior managing director of a staff function, such as our chief financial officer, Mr. Starr, was $5,225,000. Mr. Starr was awarded $2,054,000 in cash bonus and share awards, which amount reflected a decline in overall award levels among senior managing directors of staff functions generally and the decline in Invesco performance from 2007. Mr. Starr’s share awards reflect the committee’s positive assessment of his performance as chief financial officer and its desire to increase the level of his unvested equity awards in order to foster the continued retention of Mr. Starr in this role.

The cash bonus amounts described above were included in the Summary Compensation Table in the Proxy Statement. Since the above share awards were actually made in 2009, they are not included in the 2008 Summary Compensation Table or the Grants of Plan-Based Share Awards for 2008 but will be included in these tables in the Company’s proxy statement for the 2010 annual general meeting, in accordance with SEC rules.

July 17, 2009

Ms. Nudrat Salik

Chief Executive Officer’s Compensation, page 24

Employment Agreement, page 24

8.	We note your response to comment four in our letter dated April 30, 2009. Please disclose the information in your response in future filings to the extent the information remains material.

Response to Comment 8

In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure in accordance therewith to the extent the information remains material.

Award Determination, page 24

9.

We note your response to comment five in our letter dated April 30, 2009, particularly your statement that Johnson Associates does not provide your compensation committee with a formal written opinion of any kind. Please provide us with a copy of any other materials prepared by Johnson Associates and provided to your compensation committee in connection with Johnson Associates’ opinion. In addition, with a view toward future disclosure, please tell us the basis for and the methods used by Johnson Associates to arrive at its opinion, as summarized in your proxy statement.

Response to Comment 9

The committee was provided with a single page from Johnson Associates, Inc. ("Johnson Associates") that summarizes the market comparative compensation data for the executive officers and compares it to current salaries and prior year awards for Invesco’s executive officers. As requested, we are providing a copy of that page, which has been redacted to exclude data for employees who are not named executive officers (page 3 of Appendix I). As stated in the Proxy Statement on page 21 “Review of Market Compensation,” the market data is used as reference material to assist the committee in gaining a general awareness of industry compensation arrangements, and the committee does not use this data to set targets at any particular percentile of the peer group.

For your reference, we are also submitting two additional pages prepared by Johnson Associates that provide detail regarding Johnson Associates’ methodology (pages 1 and 2 of Appendix I). These two pages were not presented to the compensation committee. The following describes the information summarized on these pages. Johnson Associates’ methodology estimates pay levels of comparable positions at comparable firms. Johnson Associates uses data provided by Invesco regarding job titles and responsibilities of the named executive officers to make comparisons to compensation levels at other firms. The analytical starting point for Johnson Associates is an understanding of job scope, which includes understanding the position, the organizational hierarchy and overlapping responsibilities, and any unique functions or responsibilities of a particular position. Johnson Associates then uses three data inputs regarding

July 17, 2009

Ms. Nudrat Salik

market conditions: (1) direct comparator data, including proprietary client data from investment management firms that are comparable to Invesco across asset size and investment focus, (2) percentile data from outside third party surveys and general financial services client data, and (3) market impressions and compensation trends, including recent hiring, demand for talent, current and forecasted compensation accruals, as well as business changes. Johnson Associates applies its judgment in aggregating data from these inputs and developing the market data that is then presented to the committee and accompanied by verbal commentary from Mr. Johnson. For 2008, Johnson Associates presented market data to the committee that incorporated a projection that incentive compensation would be significantly reduced from 2007 levels across all sectors of financial services firms, with trends suggesting that it would be down approximately 25% for comparable asset management firms.

***

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours, /s/ Loren M. Starr
Loren M. Starr

cc: Ernst & Young LLP

APPENDIX I

INVESCO

Year-End 2008 Market Benchmarking	1/12/09

•

Johnson Associates was asked by Invesco to provide insight and commentary around year-end 2008 market compensation levels across its various business lines. Johnson Associates is a compensation consulting firm specializing in the financial services industry including major commercial and investment banks, asset management firms, hedge funds and other alternative investments, insurance companies, and brokerages

–	On point, we routinely consult on the topics addressed here and have a current and deep understanding of market practices, levels, and issues for asset management firms

•	For 2008, incentive funding significantly down from 2007 across all sectors of financial services. Current trend suggests incentives down 25% for comparable asset management firms
–	More significant decreases seen for proxy management of select financial service sectors, down 70% from 2007
–	Expect further declines in 2009

•	Severe decline in equity values common theme for most public financial services firms
–	Little sympathy from Boards / shareholders

•	As expected 2008 has been challenging given significant decreases in AUM, and increases in market volatility, job/cost cutting, and various other factors
–	Downward trend in AUM expected to continue through 2009 resulting in further fee decreases
–	Although down from 2007, asset management faring better than other areas of financial services (i.e., investment banking, hedge funds, private equity)

JOHNSON ASSOCIATES, INC.

19 West 44th Street – Suite 511 New York, New York 10036
(212) 221-7400 • Fax (212) 221-3191

Market Pricing: Typical Methodology

Initial market pricing represents estimated levels for comparable positions at comparable firms. Positions were benchmarked based on available Invesco data (responsibilities, titles, current pay, etc.).

JOB SCOPE

- Understand the position
- Compare Johnson Associates understanding of the position to specific responsibilities of professional
- Review position specific data such as organization hierarchy and overlapping responsibilities with other professionals
- Analyze any unique/atypical functions or responsibilities

Input I

Direct Comparator Data

- Proprietary client data from investment management firms, comparable across:
  - Asset size
  - Investment focus

Input II

Survey and Supplemental Data

- Percentile data from outside third party surveys
- General financial services client data covering comparable positions at larger Wall Street firms. For example, sell side analyst data

Input III

Market Impressions/Comp Trends

- Recent hiring trends
- Demand for talent
- Industry "buzz"
- Current & forecasted comp accruals
- Business changes/industry shocks
- Overall business performance

FINAL MARKET PRICING

* For this exercise, matched primarily on title and description of responsibilities

2	JOHNSON ASSOCIATES, INC.

Estimated 2008 Year-End Compensation

3	JOHNSON ASSOCIATES, INC.